FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 25, 2019

1.      DATE, TIME AND PLACE: On April 25, 2019, at 3 p.m., at the offices of Companhia Brasileira de Distribuição (“Company”), located in the City and State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3227, 7th floor, Zip Code 01401-001.

2.      CALL: Call notice duly published in the Official Gazette of the State of São Paulo on editions dated March 26, 2019, March 27, 2019 and March 28, 2019, on pages 262, 112 and 164, respectively, and in the newspaper Folha de S. Paulo on editions dated March 26, 2019, March 27, 2019 and March 28, 2019, on pages A19, A22 and A16, respectively.

3.      QUORUM: Shareholders representing 94.32% of the common shares and 30,19% of the preferred shares, according to the signatures on the respective Shareholders Attendance Book, thus demonstrated compliance with the legal quorum for the meeting. Also attending the meeting are Messrs. Eduardo Jones, representative of Ernst & Young Auditores Independentes S/S and Luiz Nelson Guedes de Carvalho, Coordinator of the Audit Committee.

4.      MEETING BOARD: Chairwoman: Daniela Sabbag Papa; and Secretary: Marcelo Acerbi de Almeida.

5.      AGENDA: At Annual Meeting: (i) consideration of the management’s accounts and examination, discussion and voting of the Management’s Reports and of the Financial Statements of the Company relating to the fiscal year ended on December 31, 2018; (ii) resolution on the proposal for allotment of the results for the fiscal year ended on December 31, 2018; (iii) resolution on the total annual compensation of the Company’s management and Fiscal Council, in the event the shareholders require its operation; (iv) resolution on the investment plan for the fiscal year of 2019; and, at Extraordinary Meeting: (v) resolution on the rectification and ratification of the annual global compensation of the Company’s Board of Executive Officers for the fiscal year of 2018; (vi) resolution on of the proposal to amend the Stock Option Plan and the Equity Compensation Plan of the Company; and (vii) resolution on the proposal to amend Article 4th of the Company’s By-laws and to restate such By-laws.

6.      RESOLUTIONS: Initially, the Secretary has informed the attendants that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in written to the presiding board, pursuant to Article 130, paragraph first, item “a”, of Law No. 6,404/1976 (“Corporations Law”). Following, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice and of the Management’s Proposal for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting will be drafted in summary form, pursuant to Article 130, paragraph first, of the Corporations Law. Then, the map containing the remote voting instructions was read for the knowledge of the attending persons and copies of such map were made available for consultation during the meeting. Next, the General Meeting approved, upon the abstention of those legally impeded of voting:

At Annual Meeting:

6.1.    By unanimous votes, the attending shareholders bearing shares with voting rights (94,019,181 common shares) approved the management’s accounts, as well as the balance sheet and the other financial statements of the Company, jointly with the Management’s and the Independent Auditors’ Reports, concerning the fiscal year ended on December 31, 2018, which were (i) published in the Official Gazette of the State of São Paulo on the edition dated February 26, 2019, on pages 46 to 64, and in the newspaper Folha de São Paulo, on the edition dated February 26, 2019, on pages 19 to 28; and (ii) republished in the Official Gazette of the State of São Paulo on the edition dated April 18, 2019, on pages 89 to 107, and in the newspaper Folha de São Paulo, on the edition dated April 18, 2019, on pages 1 to 11 of the “Market” section.

6.2.    By unanimous votes, the attending shareholders bearing shares with voting rights (94,019,181 common shares) approved the allocation of the profit of the fiscal year ended in December 31, 2018 of one billion, one hundred and ninety-three million, two hundred and sixty-seven thousand, one hundred and eighty-eight reais and sixty-seven centavos (R$ 1,193,267,188.67), whereas (i) fifty-nine million, six hundred and sixty-three thousand, three hundred and fifty-nine reais and forty-three centavos (R$ 59,663,359.43) were allotted to the Legal Reserve; (ii) nine million, seven hundred and fifteen thousand, six hundred and six reais and sixteen centavos (R$ 9,715,606.16) were allotted to the Tax Incentives Reserve; (iii) three hundred and eighty-nine million, seven hundred and fifty-eight thousand, seven hundred and seventy-five reais and forty-five centavos (R$ 389,758,775.45) were allotted to the mandatory minimum dividend, amount which were already declared by the Board of Directors, as interest on shareholders’ equity (net amount), at the meetings held on April 26, 2018, September 27, 2018, November 29, 2018 and March 25, 2019; and (iv) six hundred and seventy million, one hundred and seven thousand, five hundred and forty-three reais and seventy-nine centavos (R$ 670,107,543.79) were allotted to the Expansion Reserve set forth in the By-laws.

6.3.         The Meeting Board registered the receipt, of a request from shareholders representing 23.60% of all the preferred shares, for the installation of the Fiscal Council, in accordance with Article 161, second paragraph, of the Corporations Law, for a term ending on the Company’s Annual Shareholders’ Meeting that will approve the financial statements of the fiscal year to be ended on December 31, 2019.

6.3.1.    Although the Company’s Management has provided in the relevant Manual to Attend the Annual and Extraordinary General Meeting the guidance for the shareholders to prepare for the election of the aforementioned corporate body, upon the request by the Chairwoman of the Meeting Board for nomination of candidates to the positions of effective and alternate members of the Fiscal Council, only the controlling shareholder presented a nomination for two (2) candidates for members and their respective alternates. Thus, the requisite number of three (3) members and their respective alternates has not been met, pursuant to Article 161, first paragraph, of the Corporations Law and Article 31 of the By-laws. In this sense, the request for election was impaired.

6.4.         By unanimous votes, the attending shareholders bearing shares with voting rights (94,019,181 common shares) approved the Management’s Proposal regarding the annual global compensation of the Company’s management in the amount of eighty-five million, six hundred and ten thousand, seven hundred and seventy-nine reais and ninety-six centavos (R$ 85,610,779.96), of which (i) up to twenty million, seven hundred and forty-nine thousand, four hundred and twenty-nine reais and thirty-three centavos (R$ 20,749,429.33) are allotted to the Board of Directors; (ii) up to eight hundred and twenty thousand and eight hundred reais (R$ 820,800.00) are allotted to the Fiscal Council, if installed; and (iii) up to sixty-four million, forty thousand, five hundred and fifty reais and sixty-four centavos (R$ 64,040,550,64) are allotted to the Board of Executive Officers. The compensation of the management includes the estimated costs arising from agreements entered into with the Officers under the Stock Option Plan and the Equity Compensation Plan.

6.5.         By unanimous votes, the attending shareholders bearing shares with voting rights (94,019,181 common shares) approved the Management’s Proposal for the investment plan for the fiscal year of 2019, referring to Multivarejo, GPA Malls and Assaí for the fiscal year of 2019 in the total amount of up to R$ 1.8 billion, for (i) the conversion, opening and renovation of stores; and (ii) IT infrastructure, logistics and other efficiency improvement projects. Such amount does not include the Investment Plan for Via Varejo and its subsidiaries.

At Extraordinary Meeting: By unanimous votes, the attending shareholders bearing shares with voting rights (94,019,181 common shares) approved:

6.6.         The Proposal of the Management for the rectification and ratification of the resolution taken at the Annual and Extraordinary General Meeting of 2018 regarding the determination of the annual global compensation (i) of the Board of Executive Officers from up to seventy-one million, three hundred and twenty-four thousand, eight hundred and eighteen reais e three centavos (R$ 71,324,818.03) to the total amount of up to eighty-seven million, forty-four thousand, six hundred and sixty-six reais and thirty-seven centavos (R$ 87,044,666.37); and (ii) consequently, the amount for the overall Management from up to eighty-five million, three hundred and thirty-four thousand, three hundred and forty-one reais and sixty-nine centavos (R$ 85,334,341.69) to the total amount of up to ninety-nine million, five hundred and twenty-eight thousand, nine hundred and ninety-three reais and seventy-nine centavos (R$ 99.528.993,79).

6.7.         The Proposal to amend the Stock Option Plan and the Equity Compensation Plan of the Company, which will become valid and in force for an indefinite period, maintaining the respective global limits approved in the relevant Plans. Accordingly, the Company’s Stock Option Plan and Equity Compensation Plan are hereby amended and restated in accordance with Annex I and Annex II attached hereto, respectively.

6.8.         The Management’s Proposal for amendment and restatement of the Company’s By-laws for updating the Company’s capital stock in order to reflect the increases resulting from the exercises of stock options, within the authorized capital limit, approved by the Board of Directors since the Annual and Extraordinary General Meeting of 2018 until this date, and, consequently, the amendment of Article 4th of Company’s By-laws, which shall be read as follows: “ARTICLE 4 - The Company Capital is R$ 6.824.757.166,96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully paid in and divided into 266.853.582 (two hundred and sixty-six million, eight hundred fifty-three thousand, five hundred and eighty-two) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 167.173.731 (one hundred and sixty-seven million, one hundred and seventy-three thousand, seven hundred and thirty-one) are preferred shares. First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings. Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates. Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of Article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with. Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).”. In this regard, the restated By-Laws of the Company shall be in force pursuant to Annex III attached hereto.

7.              DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2018; and (c) Management’s Proposal.

8.              ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present.

9.              CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, third paragraph, of the Corporations Law.

10.           SIGNATURES: Meeting Board: Chairwoman – Daniela Sabbag Papa; Secretary - Marcelo Acerbi de Almeida. Attending shareholders: Wilkes Participações S.A. (represented by proxy by Leandro Luiz Zancan), Patrycia Sato; Stichting Juridisch Eigenaar Actiam Beleggingsfondsen (representado por procuração por Banco BNP Paribas Brasil S.A.); HSBC As Depositary For Axa Distribution Investment Icvc Axa Global Distribution Fund (representado por procuração por Banco Bradesco S.A.); Ajo Emerging Markets Shortenabled Fund; Blackwell Partners, Llc - Series A; Edr Fund; Fidelity Funds - Latin America Fund; Fidelity Ucits Ii Icav / Fidelity M; Fourth Sail Long Short Llc; Nushares Esg Emerging Markets Equity Etf (representados por procuração por Itaú Unibanco S.A.); Columbia Emerging Markets Fund; Coronation Global Emerging Markets Equity Fund, (A Portfolio Of Coronation Universal Fund); Coronation Global Emerging Markets Flexible Zar Fund; Coronation Global Opportunities Fund; Forsta Ap-Fonden; Franklin Templeton Investment Funds; Investeringsforeningen Bankinvest, Emerging Markets Aktier Kl; Jnl/Mellon Capital Emerging Markets Index Fund; Jpmorgan Funds; Morgan Stanley Investment Funds Global Balanced Defensive Fund; Public Employees Retirement System Of Ohio; Robeco Capital Growth Funds; Scri - Robeco Qi Customized Emerging Markets Enhanced Index Equities Fund; Scri - Robeco Qi Institutional Emerging Markets Enhanced Index Equities Fund; Tfl Trustee Company Limited; The Master Trust Bank Of Japan, Ltd. As Trustee For Mtbj400045828; The Master Trust Bank Of Japan, Ltd. As Trustee For Mtbj400045829; The Master Trust Bank Of Japan, Ltd. As Trustee For Mtbj400045835; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb400045792; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb400045794; The Master Trust Bank Of Japan, Ltd. As Trustee For Mutb400045795; Vanguard Esg International Stock Etf; Vamtagetrust III Master Collective Investment Trust (representados por procuração por J.P. Morgan S.A. - Distribuidora de Títulos e Valores Mobiliários) e os seguintes acionistas que apresentaram instrução de voto à distância: Fator Nse Hibisco Fia; Usaa Emerging Markets Fund; California Public Employees Retirement System; Legal and General Assurance Pensions Mng Ltd; Blackrock Institutional Trust Company Na; Brandes Emerging Markets Value Fund; Catholic United Investment Trust; Cibc Emerging Markets Index Fund; Dimensional Emerging Mkts Value Fund; Russell Tr Company Commingled E. B. F. T. R. L. D. I. S.; Ibm 401 (K) Plus Plan; Irish Life Assurance Plc; Managed Pension Funds Limited; Blackrock Global Funds; Bny Mellon Funds Trust - Bny Mellon Emerging Markets Fund; Norges Bank; Oblate Intl Pastoral Investiment Trust; Ohio Police and Fire Pension Fund; Prudential Trust Company; Public Employees Retirement Association of New Mex; Southern Cal Ed C N F Q C Dc Mt S on P Vd N G; Russel Emerging Markets Equity Pool; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; Stichting Philips Pensioenfonds; Parametric Tax-Managed Emerging Markets Fund; Teacher Retirement System of Texas; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; The Emerging M.S. of the Dfa I.T.Co.; The Monetary Authority of Singapore; The United Nations Joints Staff Pension Fund; Vanguard Investment Series Plc; Worcestershire County Council Pension Fund; State of New Jersey Common Pension Fund D; American Airlines Inc., Master Fixed Benefit Pension Trust; Ssga Msci Brazil Index Non-Lending Qp Common Trust Fund; British Airways Pen Trustees Ltd-Main A/C; Caisse De Depot Et Placement Du Quebec; Florida Retirement System Trust Fund; Russell Investment Company Emerging Markets Fund; Cibc Latin American Fund; Invesco Global Agriculture Etf; Blackrock Latin America Fund Inc; In Bk For Rec and Dev,As Tr Ft St Ret Plan and Tr/Rsbp An Tr; State of Alaska Retirement and Benefits Plans; State of Minnesota State Employees Ret Plan; State of Wisconsin Invt. Board Master Trust; Sun America Series Trust-Emerging Markets Por; California State Teachers Retirement System; The First Church of Christ Scient B Mass; The State of Connecticut Combined Invest.Fund; Pace Int Emerg Mark Equity Investments; West Virginia Investment Management Board; Washington State Investment Board; Russell Investment Company Public Limited Company; Investec Global Strategy Fund; New Zealand Superannuation Fund; Stichting Pensioenfonds Van de Abn Amro Bk Nv; British Airways Pension Trustees Ltd. (Mpf A/C); Wheels Common Investment Fund; 1199 Health Care Employees Pension Fund; Brandes Institutional Equity Trust; Ford Motor Company of Canada, L Pension Trust; International Monetary Fund; Municipal E Annuity A B Fund of Chicago; Teachers Retirement System of the State of Illinois; Teachers Retirement System of Oklahoma; The Board Of.A.C.E.R.S.Los Angeles,California; Utah State Retirement Systems; Prudential Retirem Insurance and Annuity Comp; Chevron Master Pension Trust; John Hancock Variable Ins Trust Intern Equity Index Trust; Ntgi Quantitative Management Collec Funds Trust; the Regents of the University of California; Cmla International Share Fund; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Alaska Permanent Fund; City of New York Group Trust; Rbs Pension Trustee Limited; The State Teachers Retirement System of Ohio; Blackrock Life Limited - Dc Overseas Equity Fund; Skagen Kon-Tiki Verdipapirfond; The Seventh Swedish National Pension Fund - Ap7 Equity Fund; Gmi Investment Trust; Ishares Public Limited Company; City of New York Deferred Compensation Plan; Ntgi Qm Common Daily All Count World Exus Equ Index Fd Lend; Tm Cavendish Worldwide Fund; Virtus Variable Insurance Trust: Virtus D P Inter Series; Valic Company I - Emerging Economies Fund; Stanlib Funds Limited; The Master T Bk of Jpn, Ltd As T of Nikko Br Eq Mother Fund; Government Employees Superannuation Board; Northern Emerging Markets Equity Index Fund; Dreyfus Investment Funds - Diversified Emerging Markets Fund; Axa Rosenberg Equity Alpha Trust; Brandes Investment Partners, Lp 401(K) Plan; The Nomura T and B Co Ltd Re I E S Index Msci E No Hed M Fun; Cavendish Asset Management Limited; Parametric Emerging Markets Fund; Chevron Uk Pension Plan; Commonwealth Bank Group Super; Ishares Msci Brazil Etf; Ishares Ii Public Limited Company; Chang Hwa Com Bk Ltd In Its Cap as M Cust of P Lat A Eq Fd; Sunsuper Superannuation Fund; Brunei Investment Agency; National Railroad Retirement Investment Trust; Nei Northwest Emerging Markets Fund; Japan Tr Serv Bk Ltd Re Rtb Dws Bric Ext Plus Mother; Deutsche Latin America Equity Fund; Gmam Investment Funds Trust; New York State Teachers Retirement System; Causeway Emerging Markets Fund; Virginia

Retirement System; The Texas Education Agency; County Employees Annuity and Benefit Fd of the Cook County; Pimco Funds Global Investors Series Plc; Future Fund Board of Guardians; Causeway Emerging Markets Group Trust; National Council For Social Security Fund; Ivesco Ftse Rafi Emerging Markets Etf; Northern Trust Investiment Funds Plc; British Columbia Investment Management Corporation; Ishares Msci Bric Etf; People S Bank of China; Public Sector Pension Investment Board; Schwab Fundamental Emerging Markets Large Company Index Fund; College Retirement Equities Fund; Eaton Vance Collective Investment Tfe Ben Plans Em Mq Equ Fd; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par Em Mkt Fund; Stichting Pensioenfonds Uwv; Eastspring Investments; Legal General International Index Trust; Advanced Series Trust - Ast Parametric Eme Portfolio; Emerging Markets Stock Common Trust Fund; Vanguard Total World Stock Index Fund, A Series of; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother Fd; The Bank of New York Mellon Emp Ben Collective Invest Fd Pla; Ishares III Public Limited Company; Lockheed Martin Corp Defined Contribution Plans Master Trust; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; American Heart Association, Inc.; Pictet - Emerging Markets Index; Pictet Global Selection Fund - G G M Fund; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Trust Custody Services Bank, Ltd. Re: Emerging E P M F; Bellsouth Corporation Rfa Veba Trust; Central Provident Fund Board; Lvip Blackrock Scientific Allocation Fund; Pictet Ch Institucional-Emerging Markets Tracker; Stichting Pggm Depositary; Arizona Psprs Trust; Fidelity Salem Street Trust: Fidelity Series G Ex Us I Fd; Schwab Emerging Markets Equity Etf; Ishares Msci Emerging Markets Etf; Bny Mellon Tr Dep (Uk) Lim as T of Is Em Mk Eq I Fd (Uk); Powershares Ftse Rafi Emerging Markets Ucits Etf; Japan Trustee Services Bank, Ltd. Stb Brazil Stock Mother Fu; Ups Group Trust; Commonwealth Emerging Markets Fund 6; Blackrock Latin American Investment Trust Plc; Chang Hwa Co Bank, Ltd in Its C as M Cust of N B Fund; Bmo Msci Emerging Markets Index Etf; Wellington Trust Company N.A.; First Trust Emerging Markets Alphadex Fund; Ntgi-Qm Common Daily Emerging Markets Equity I F- Non L; Blackrock Cdn Msci Emerging Markets Index Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity I F; Legal General Global Emerging Markets Index Fund; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa E E F I M F; Hsbc Emerging Markets Pooled Fund; Neuberger Berman Investment Funds Plc; Columbia Emerging Markets Consumer Etf; Cf Dv Emerging Markets Stock Index Fund; Integra Emerging Markets Equity Fund; Scotia Private Emerging Markets Pool; Ssga Msci Acwi Ex-Usa Index Non-Lending Daily Trust; Beresford Funds Public Limited Company; Causeway International Opportunities Group Trust; Stichting Dela Depositary Management; Advantage Funds, Inc. - Dreyfus Total Emerging Markets Fund; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; Ssga Spdr Etfs Europe I Plc; Advanced Series Tr - Ast Blackrock Gl Strategies Portfolio; European Central Bank; Adviser Managed Trust - Tactical Offensive Equity Fund; Texas Municipal Retirement System; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Total International Ex U.S. I Master Port of Master Inv Port; Investeringsforeningen Sparinvest Value Emerging Markets; Ishares Msci Acwi Ex U.S. Etf; Ishares Msci Acwi Etf; Global Emerging Markets Balance Portfolio; Nat West Bk Plc as Tr of St James Pl Gl Equity Unit Trust; Fidelity Salem Street T: Fidelity E M Index Fund; Fidelity Salem Street T: Fidelity G Ex U.S Index Fund; Ishares V Public Limited Company; Employees Retirement System of Texas; Mip Active Stock Master Portfolio; Db Advisors Emerging Markets Equities - Passive; Ishares Emerging Markets Fundamental Index Etf; Voya Emerging Markets Index Portfolio; Vanguard Funds Public Limited Company; Voya Multi-Manager Emerging Markets Equity Fund; Ishares Msci Brazil Ucits Etf Usd (Acc); Invesco Sp Emerging Markets Momentum Etf; Pramerica Fixed Income Funds Plc; Mercer Qif Fund Plc; K Investments Sh Limited; Brandes Canada Emerging Markets Equity Unit Trust; Commonwealth Superannuation Corporation; John Hancock Funds Ii Strategic Equity Allocation Fund; Kieger Fund I - Kieger Global Equity Fund; Westwood Trust Emerging Markets Plus Fund - Personal Trust; Brandes Investment Funds P L Company / Brandes E M V Fund; Wells Fargo Bk D of T Establishing Inv F For E Benefit Tr; Victorian Superannuation Fund; Goldman Sachs Givi Global Equity - Growth M Tilt Portfolio; Brandes Global

Opportunities Fund; Alliancebernstein Delaware Business Trust - A I All-C P S; Fidelity Rutland Square Trust Ii: Strategic A E M Fund; Emerging Markets Equity Fund S of M P F World Funds, Llc; Deutsche Invest I Brazilian Equities; Dws Invest Latin American Equities; Ishares Core Msci Emerging Markets Etf; Ishares Core Msci Total International Stock Etf; State Street Global A Lux Sicav - Ss Em Sri Enhanced E F; Blackrock Global Index Funds; the Government of His M the S and Y D-P of Brunei Darussalam; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund Tr; St Str Russell Rafi Global Ex-U.S Index Non Len Common Tr F; Panagora Diversified Risk Multi-Asset Fund, Ltd; Timothy Plan Emerging Markets Fund; the General Motors Canadian Hourly-Rate Employees Pension Pl; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Advanced Series Trust - Ast Prudential Growth Allocation Por; the Bunting Emerging Equity Te Limited Liability Company; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem Iii; First Trust Gll Fund Plc - First Tr Emerg Mkts Alph Ucits Et; Advanced Series Trust - Ast Goldman Sachs Multi-Asset Portfo; General Pension and Social Security Authority; Lmcg Collective Trust; Exelon Generation Comp, Llc Tax Qualified Nuclear Decomm Par; Invesco Msci Emerging Markets Equal Country Weight Etf; Qs Investors Dbi Global Emerging Markets Equity Fund Lp; Lmcg Global Multicap Fund; Schwab Fundamental Emerg0ing Markets Large Company Index Etf; Amergen Clinton Nuclear Power Plant Nonqualified Fund; Oyster Creek Nuclear Generating Station Qualified Fund; Three Mile Island Unit One Qualified Fund; Wisdomtree Emerging Markets Consumer Growth Fund; Northern Trust Lux Man Comp Sa in R of Sch Int S R F Fcp-Sif; State Street Ireland Unit Trust; the Bunting Family Emerging Equity Limited Liability Company; the Emerging Markets Equity Fund, Ltd.; Global Macro Capital Opportunities Portfolio; Spdr Sp Emerging Markets Fund; Aquila Emerging Markets Fund; Deutsche X-Trackers Msci All World Ex Us Hedged Equity Etf; Xtrackers (Ie) Public Limited Company; Xtrackers; Nn Paraplufonds 1 N.V; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective Emerging Markets Index Fund-Lend; St Str Msci Acwi Ex Usa Imi Screened Non-Lending Comm Tr Fd; Spdr Msci Emerging Markets Strategicfactors Etf; Cdn Acwi Alpha Tilts Fund; Kapitalforeningen Investin Pro, Global Equities I; Em Brazil Trading 2 Llc; Blackrock A. M. S. Ag on B. of I. E. M. E. I. F. (Ch); Dreyfus Opportunity Funds - Dreyfus Strategic Beta E M E F; Intech Global All Country Enhanced Index Fund Llc; State Street Global Equity Ex-Us Index Portfolio; General Organisation For Social Insurance; Causeway International Opportunities Fund; Legal General Global Equity Index Fund; Pgim Funds Public Limited Company; Itau Funds - Latin America Equity Fund; International Expatriate Benefit Master Trust; Metallrente Fonds Portfolio; Sei Institutional Investments Trust- Emerging Markets E Fund; Gmo Tax-M. B - F. Free, A S. of Gmo M. P. (Onshore), L.P.; Brandes Global Opportunities Value Fund; Lattice Emerging Markets Strategy Etf; Pool Reinsurance Company Limited; Voya Investment Management Co. Llc; Legal General Collective Investment Trust; Goldman Sachs Etf Trust - Goldman S Activebeta E M E Etf; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Rae Emerging Markets Fund Llc; Russell Investment Management Ltd.As T of the R M-A F E Fund; Goldman Sachs Trust Ii- Goldman Sachs Multi-Manager G E Fund; State Street Global Advisors Lux Sicav - S S G E M I E Fund; State Street Emerging Markets Equity Index Fund; Givi Global Equity Fund; Colonial First State Investment Fund 10; Blackrock Strategic Funds - Blackrock Systematic Global E F; Mfs Blended Research Emerging Markets Equity Fund; Mfs Blended Research International Equity Fund; Causeway Funds Plc; Fss Emerging Market Equity Trust; the Board Of the Pension Protection Fund; Guidemark Emerging Markets Fund; Deutsche X-Trackers Ftse Emerging Comprehensive Factor Etf; Northern Trust Ucits Fgr Fund; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; First Trust Riverfront Dynamic Emerging Markets Etf; Spdr Msci Emerging Markets Fossil Fuel Free Etf; Ishares Msci Em Esg Optimized Etf; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Navarro 1 Fund Llc; Panagora Risk Parity Multi Asset Master Fund, Ltd; Great Lakes Disciplined International Smaller Company Fund; Ishares Iv Public Limited Company; Dws I. Gmbh For Deam-Fonds Kg-Pensionen; Schlumberger Group Trust Agreement; Legal General Icav; Aqr Emerging Equity Edge Fund, L.P.; Oppenheimer Global Esg Revenue Etf; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Prudential Investment Portfolios 2 - Pgim Qma E. M. E. Fund; John Hancock Funds Ii International Strategic Equity Allocat;

Driehaus Multi-Asset Growth Economies Fund; Investors Wholesale Emerging Markets Equities Trust; Cititrust Lim As Tr Of Black Premier Fds- Ish Wor Equ Ind Fd; Fidelity Salem Street Trust: Fidelity Flex International Ind; Oppenheimer Emerging Markets Revenue Etf; Stichting Blue Sky Passive Equity Emerging Markets Global Fu; Jtsb, Ltd Atrt F Resona Bk Ltd Atrt F Gem Divers Mother Fund; Fidelity Salem Street Trust: Fidelity International Sustaina; Cadence Global Equity Fund L.P.; Wells Fargo Factor Enhanced Emerging Markets Portfolio; Ishares Msci Emerging Markets Ex China Etf; Pimco Equity Series: Pimco Rafi Dynamic Multi-Factor Emergin; Emerging Markets Equity Select Etf; Spartan Group Trust For Emplyee Benefit Plans: Spartan Emerg; Desjardins Emerging Markets Multifactor - Controlled Volatil; Sei Institucional Investment Trust - World S. E. F.; Blackrock Emerging Markets Long/Short Equity Fund Of Blackro; Russell Investment Management Ltd As Trustee Of the Russell; Legal General Scientific Beta Emerging Markets Fund, Llc; Invesco Purebetasm Ftse Emerging Markets Etf; Virtus Glovista Emerging Markets Etf; Usaa Msci Emerging Markets Value Momentum Blend In; Franklin Templeton Etf Trust - Franklin Ftse Brazi; Legal Gen Future Wrd Climate Change Eqty Factors Ind Fund; Intel Retirement Plans Collective Investment Trust; Mfs Investment Funds - Blended Research Emerging; Mercer Emerging Markets Shares Fund; Colonial First State Investment Fund 50; Parametric Tmemc Fund, Lp; Pfm Multi-Manager Series Trust - Pfm Multi-Manager; Variable Insurance Products Fund Ii: International; New Church Investment Fund; Deutsche Asset Management S.A. For Arero - Der Wel; Bridgewater Pure Alpha Sterling Fund, Ltd.; Fidelity Salem Street Trust: Fidelity Zero Interna; Invesco Strategic Emerging Markets Etf; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; Wisdomtree Emerging Markets Multifactor Fund; Verdipapirfondet Klp Aksje Fremvoksende Markeder F; Ishares (De) I Investmentaktiengesellschaft Mit Tg; Franklin Templeton Etf Trust - Franklin Ftse Latin; Xtrackers Msci Acwi Ex Usa Esg Leaders Equity Etf; Lvip Ssga Emerging Markets Equity Index Fund; Xtrackers Msci Emerging Markets Esg Leaders Equity; Symmetry Panoramic Global Equity Fund; Symmetry Panoramic International Equity Fund; Desjardins Ri Emerging Markets Multifactor - Low C; Desjardins Ri Global Multifactor - Fossil Fuel Res; Elements Emerging Markets Portfolio .

São Paulo, April 25, 2019.

Meeting Board:

___________________________ Daniela Sabbag Papa Chairwoman	___________________________ Marcelo Acerbi de Almeida Secretary

ANNEX I

To the minutes of the annual and special shareholders’ meeting held on April 25, 2019

STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015 and, later, at the Extraordinary General Meeting held on April 25, 2019 (“Plan”), provides for the general terms and grants the stock options for preferred shares issued by the Company under the terms of its By-laws and of Article 168, third paragraph, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1             PURPOSES

1.1          The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)           To attract and to hold bound to the Company (or, as the case may be, to any further company that make part of Grupo Pão de Açúcar) executive and personal highly skilled;

(ii)          To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in Company’s capital and assets increase resulting from their contribution thereto;

(iii)         To promote the successful accomplishment of the Company purposes; and

(iv)         To align the interests of Company’s managers and employees with those of the Company’s or companies’ that make part of Grupo Pão de Açúcar shareholders by this means, encouraging the performance of such employees and ensuring their continuity at Grupo Pão de Açúcar’s management.

2             PARTICIPANTS

2.1          Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2          Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3             MANAGEMENT OF THE PLAN

3.1          The Plan shall be managed by the Company’s Board of Directors, which, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee intended inclusive to assist it in managing this Plan (“Committee”).

3.2          The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3          Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)           Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)           Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)           Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)           Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)           Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)           Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)          Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)           Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

(i)            Analyze special cases resulting from or related to this Plan; and

(j)            Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4          In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5          The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4             SHARES OF STOCK SUBJECT TO THIS PLAN

4.1          The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2          For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3          The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Article 171, third paragraph, of Brazilian Corporations Law.

4.4          Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5             GRANTING THE OPTION

5.1          Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2          Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3          The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.4          The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5          Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6          For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in items 5.3 to 5.5 above (“Date of Granting”).

6             EXERCISING THE OPTIONS

6.1          The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2          Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1      Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2      Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3          By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)           The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)          The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws, upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)         The quantity of shares to be given to the Participant, in compliance with item 5.3. above; and

(iv)        The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4          No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5          Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7             OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at B3 S.A. – Brasil, Bolsa, Balcão before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8             END OF THE OPTION

8.1          Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)            Upon their full exercise, under item 6;

(ii)           Following the lapse of the effectiveness of the stock option;

(iii)          Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)          If the Company is dissolved, liquidated or is declared bankrupt; or

(v)           In the situations under item 9.2 herein.

9             END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1          In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2          If, at any time during effectiveness of the Plan, the Participant:

(i)            Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)           Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)          Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)          Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable), voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)           Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order or declaration of permanent incapacity, issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3          In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty) days counted from the transfer date the number of options calculated pro rata temporis in relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10           EFFECTIVENESS OF THE PLAN

10.1        The Plan shall become effective as of the date of its approval by the Company´s Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting.

11           GENERAL PROVISIONS

11.1        Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.2        Assignment. The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.3        Corporate Restructuring. The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period, so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4        Adjustments. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.5        Non-Interference. No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.6        Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.7        Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.8        Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9        Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan.

********************

ANNEX II

To the minutes of the annual and special shareholders’ meeting held on April 25, 2019

EQUITY COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES

ISSUED BY THE COMPANY

This Equity Compensation Plan based on Stock Option for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015 and, later, at the Extraordinary General Meeting held on April 25, 2019 (“Plan”), provides for the general terms for granting preferred stock option for shares of stock issued by the Company under its By-laws and Article 168, third paragraph, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1             PURPOSES

1.1          The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(i)          To attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(ii)         To enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)        To peromote the successful accomplishment of the Company purposes; and

(iv)       To align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Grupo Pão de Açúcar’s management.

2             PARTICIPANTS

2.1          Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2          Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3             MANAGEMENT OF THE PLAN

3.1          The Plan shall be managed by the Company’s Board of Directors, which, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee intended inclusive to assist it in managing this Plan (“Committee”).

3.2          The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3          Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

a)           Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

b)           Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

c)           Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

d)           Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

e)           Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation; set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

f)           Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

g)           Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

h)           Analyze special cases resulting from or related to this Plan; and

i)            Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4          In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5          The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4             SHARES OF STOCK SUBJECT TO THIS PLAN

4.1          The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonus.

4.2          For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3          The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Article 171, third paragraph, of Brazilian Corporations Law.

4.4          Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5             GRANTING THE OPTION

5.1          Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2          Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3          Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Participant an equivalent amount of the withheld taxes.

5.4          The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.5          The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6          Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7          For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item items 5.4 to 5.6 above (“Granting Date”)).

6             EXERCISING THE OPTIONS

6.1          The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2          Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1     Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2     Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3          By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)          The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)         The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws, upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)        The quantity of shares to be given to the Participant, in compliance with item 5.4. above; and

(iv)        The period in which the Participant shall pay the full price of the exercise, in national currency, by payroll discount of the Participant, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4          No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7             OPTIONS EXERCISE PRICE

7.1          The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8             END OF THE OPTION

8.1          Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)                   Upon their full exercise, under item 6;

(ii)                 Following the lapse of the effectiveness of the stock option;

(iii)                Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)               If the Company is dissolved, liquidated or is declared bankrupt; or

(v)                 In the situations under item 9.2 herein.

9             END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1          In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2          If, at any time during effectiveness of the Plan, the Participant:

(i)          Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)         Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable), voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)         Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order or declaration of permanent incapacity, issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3          In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty) days counted from the transfer date the number of options calculated pro rata temporis in relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10.          EFFECTIVENESS OF THE PLAN

10.1        The Plan shall become effective as of the date of its approval by the Company´s Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting.

11.          GENERAL PROVISIONS

11.1        Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.2        Assignment. The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.3        Corporate Restructuring. The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period, so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4        Adjustments. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.5        Non-Interference. No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.6        Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.7        Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.8        Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9        Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan.

********************

ANNEX III

To the minutes of the annual and special shareholders’ meeting held on April 25, 2019

Restated By-Laws

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

Publicly Held Company with Authorized Capital

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph – The Company may also engage in the following activities:

(a)       manufacture, processing, handling, transformation, exportation, import and representation of food or non-food products either on its own or through third parties;

(b)       international trade, including that involving coffee;

(c)       import, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)       sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

(e)       sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)       sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)       rental of any recorded media;

(h)       provision of photo, film and similar studio services;

(i)       execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)        acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)       provision of data processing services;

(l)        building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)       use of sanitary products and related products;

(n)       general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)       communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)       purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)       performance of studies, analysis, planning and markets research;

(r)       performance of market test for the launching of new products, packing and labels;

(s)       creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

(t)       provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

(u)       lease and sublease of its own or third-party furnishings;

(v)       provision of management services;

(w)      representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

(x)       agency, brokerage or intermediation of coupons and tickets;

(y)       services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, forms of compensation, printed and documents in general;

(z)       provision of services in connection with parking lot, stay and the safeguard of vehicles;

(aa)     import of beverages, wines and vinegars;

(bb)     sale of seeds and seedlings;

(cc)     trade of telecommunications products; and

(dd)     import, distribution and trade of toys, metallic pans, domestic stairs, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph – The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 – The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company Capital is R$ R$ 6.824.757.166,96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six cents), fully paid in and divided into 266.853.582 (two hundred and sixty-six million, eight hundred fifty-three thousand, five hundred and eighty-two) shares with no par value, of which 99.679.851 (ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one) are common shares and 167.173.731 (one hundred and sixty-seven million, one hundred and seventy-three thousand, seven hundred and thirty-one) are preferred shares.

First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of Article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 – The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph – The preferred shares shall be entitled to the following privileges and preferences:

(a)                priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

(b)               priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

(c)                participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

(d)               participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these By-laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this first paragraph.

Second Paragraph – The preferred shares shall have no voting rights.

Third Paragraph – The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 – The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company By-laws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in Article 5 above.

First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph – Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 – The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph – Except for the provision set out in the heading of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 – The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company.

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by any of the Board of Directors Co-Vice-Chairmen or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

(I)                 the amendment to the Company's By-laws;

(II)              the appointment and removal of members of the Company's Board of Directors at any time;

(III)            the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

(IV)           the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

(V)             the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

(VI)           the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

(VII)         the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)      the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

(IX)           the approval of the accounts of the liquidator(s);

(X)              the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

(XI)           the approval or the amendment of the annual operating plan; and

(XII)         the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 – The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph – The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph – The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 – The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the Shareholders’ Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Meeting for the appointment of a new Chairman, until its respective.

Third Paragraph – In the event of vacancy or impediment of any of Co-Vice-Chairman, such position shall remain vacant until the General Meeting that decides on the appointment of a new Co-Vice-Chairman of the Board of Directors.

Fourth Paragraph – In the event of absence of the Chairman, the board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 15 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, it shall include the members represented as authorized by these By-laws.

ARTICLE 16 – The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in paragraph fourth of Article 14.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 – The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)                set forth the general guidelines of the Company's business;

(b)               appoint and remove the Executive Officers of the Company, establishing their duties and titles;

(c)                supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(d)               call the General Shareholders' Meeting;

(e)                issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(f)                approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

(g)                appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

(h)               issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(i)                 authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

(j)                 develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

(k)               define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

(l)                 set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "k" above is duly observed;

(m)             set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these By-laws;

(n)               approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(o)               approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

(p)               approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater; and

(q)               the approval of any change in the Company's dividend policy.

First Paragraph – In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II
Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, subject to the provisions of Article 21 and the Chapter V of these By-laws.

Sole Paragraph – The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)                death or resignation;

(b)               unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)                a substantiated decision of the Board of Directors.

Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph – The Audit Committee shall:

(a)                propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

(b)               review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c)                Review the quarterly financial information and the periodic financial statements prepared by the Company;

(d)               assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e)                provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(f)                provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)                in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

(b)               in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 – The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)                   manage the Company’s business and ensure compliance with these By-laws;

(ii)                 ensure that the Company’s purpose is duly performed;

(iii)                approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)              prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v)                 guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)               suggest investment and operating plans or programs to the Board of Directors;

(vii)              authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)            render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)               develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

(a)                plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)               carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)                call and install the meetings of the Executive Board;

(d)               coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)                suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph – The Company shall be considered duly represented:

(a)                jointly by two Executive Officers;

(b)               jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

(c)                jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

(d)               solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph – The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph – The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 – The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph – In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph – In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 – The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph – The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph – Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph – The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph – The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 – The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

DESTINATION OF PROFITS

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)            from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

(ii)            after deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

(iii)            in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

(iv)            the remaining net profits shall have the following destination:

(a)          5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

(b)          amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)          25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below, in accordance with the provisions set forth in first and second paragraphs of Article 5 above;

(d)          the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)       the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

(b)       the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c)       the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph – The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 – The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 – The cases not regulated in these By-laws shall be solved in conformity with current applicable legislation.

ARTICLE 42 – The present By-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.